Fang Xue
Direct: +86 10 6502 8687
Fax: +86 10 6502 8510
FXue@gibsondunn.com

October 25, 2016

Re:	eFuture Holding Inc.
Schedule 13E-3
Filed September 30, 2016 by eFuture Holding Inc., Mr. Zhongchu Li, Beijing
Shiji Information Technology Co., Ltd., Shiji (Hong Kong) Limited, and
eFuture CI Limited
File No. 005-82172

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Duchovny:

On behalf of eFuture Holding Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) contained in its letter dated October 19, 2016 with respect to the Schedule 13e-3, File No. 005-82172 (the “Schedule 13e-3”) filed on September 30, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in the revised preliminary proxy statement attached as Exhibit (a)-(1) (the “Revised Proxy Statement”) to Amendment No. 1 to the Schedule 13e-3, filed concurrently with the submission of this letter in response to the Staff’s comments. The Revised Proxy Statement incorporates the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Revised Proxy Statement indicating changes against the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13e-3 is being provided separately to the Staff via email.

***

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning Mr. Zhongchu Li, Beijing Shiji Information Technology Co., Ltd., Shiji (Hong Kong) Limited, or eFuture CI Limited, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Proxy Statement

Cover Letter

1.	Your definition of Unaffiliated Security Holders includes within it affiliates: for example, your officers and directors. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on pages ii of the cover letter, ii of the notice of extraordinary meeting of shareholders, and 7, of the Revised Proxy Statement.

2.	Revise the final paragraph on page iii to make prominent, as required by Rule 13e- 3(e)(1)(iii).

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on page iii of the cover letter of the Revised Proxy Statement.

Summary Term Sheet, page 3

3.	Revise this section and the section entitled “Questions and Answers…” to shorten them significantly. See Item 1001 of Regulation M-A.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on pages 3 through 20 of the Revised Proxy Statement.

Special Factors

Background of the Merger, page 21

4.	It appears that in connection with its acquisition of shares, Parent used its voting power to enlarge the company’s board and appoint several directors. Revise this section to describe all of the actions taken by Parents in connection with its acquisition of 56.49% of the Company’s shares.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure under the section entitled “Background of the Merger” has been revised to describe all of the actions taken by Parents in connection with its acquisition of 56.49% of the Company’s shares. Please refer to the updated disclosure on page 21 of the Revised Proxy Statement.

5.	Also relating to Parent’s acquisition of a controlling interest in the Company, provide an analysis as to whether these acquisitions were a part, or in furtherance, of a series of transactions that, taken together, have a reasonable likelihood of producing the effects described in Exchange Act Rule 13e-3. Refer to General Instruction D of Schedule 13E-3. We may have further comment.

The Buyer Group respectfully advises the Staff that, on the basis of the relevant facts and legal analysis set forth below, Parent’s acquisition of a controlling interest in the Company in November and December 2015 (collectively, the “2015 Acquisitions”) was not a part, or in furtherance, of a series of transactions that, taken together, have a reasonable likelihood of producing the effects described in Exchange Act Rule 13e-3.

Pursuant to Exchange Act Rule 13e-3(a)(3), a Rule 13e-3 transaction is any transaction or series of transactions involving a purchase of any equity security by an “affiliate of the issuer” which has either a reasonable likelihood or a purpose of producing, either directly or indirectly any of the effects described in Rule 13e-3(a)(3)(ii). Rule 13e-3 defines an affiliate of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. It is noted that under the Staff’s guidance in Section II.D.3. of the Current Issues and Rulemaking Projects dated November 14, 2000, the Commission indicated that the affiliate status necessarily turns on all relevant facts and circumstances of a particular transaction. As disclosed in the Schedule 13D filed by Mr. Li, Parent and Beijing Shiji with the SEC on November 25, 2015, from November 16 to 23, 2015, Parent acquired 2,453,966 Shares, constituting approximately 50.51% of the outstanding Shares at such time, through open market purchases. Parent did not beneficially own any Shares, appoint any directors to the Board of the Company, or have any control arrangement with the Company prior to or at the time of such open market purchases. Therefore, Parent was not in control of the Company and was not controlled by or under common control with the Company. Accordingly Parent should not be deemed to be an affiliate of the Company prior to the 2015 Acquisition. As a result, Parent’s acquisition of a controlling interest in the Company in November 2015 was not a Rule 13e-3 transaction under Exchange Act Rule 13e-3(a)(3).

In addition, even if the acquisition by Parent of an additional 290,691 Shares, constituting approximately 5.98% of the outstanding Shares at such time, through open market purchases on December 7, 2015, is deemed a purchase by an affiliate of the Company, it did not have a “reasonable likelihood” or “purpose” of producing the going private effects enumerated under Exchange Act Rule 13e-3, given Parent already owned more than 50% of the Shares after its acquisition in November 2015. The additional 5.98% acquisition did not secure the two-thirds majority vote required to approve a merger under applicable Cayman law.

The 2015 Acquisition did not have the “purpose” of producing a going private effect. As noted by the Commission in the adopting release for Rule 13e-3, "The 'purpose test' focuses on the reasons for the transaction. The issuer or affiliate is obviously in a position to know whether a reason for the transaction is to produce a specified effect." As disclosed in the Schedule 13D filed in November 2015, Mr. Li and Parent acquired the controlling interest in the Company for investment purposes and, as discussed in the response to Comment No. 6 below, had not formed the intent to take the Company private until June 6, 2016, which was more than seven months after the 2015 Acquisition. Therefore, the 2015 Acquisition and the proposed going private transactions are separate, distinct and independent transactions and should not be considered part of a single plan.

In addition, the 2015 Acquisition did not have a “reasonable likelihood” of producing the going private effects enumerated under Exchange Act Rule 13e-3. Exchange Act Release No. 17719 clarifies that the transaction in question should be “effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved….” The Commission noted in this release that “…whether a transaction…is likely to produce any of such effects must take into account past, current and planned transactions by the issuer, its affiliates and others, as well as other factors which may contribute to the production of such effects.” After the 2015 Acquisition, there were material obstacles to the completion of any potential going private transaction, which were beyond the Buyer Group’s control. The most significant of these obstacles include: (i) Parent did not control the Board of the Company (or have any directors nominated by it on the Board of the Company) until the nominees proposed by Parent were elected as directors of the Company at the Company’s Extraordinary General Meeting of Shareholders held on February 29, 2016, and the approval of the Board is required for any merger under Cayman law; and (ii) Parent’s beneficial ownership in the Company was less than the two-thirds majority vote required to approve a merger under Cayman law.

6.	On a further related note, please tell us why Mr. Li and Parent did not file an amendment to their Schedule 13D in connection with the consideration and evaluation of a going private transaction with the Company between April and June 2016. It appears that the disclosure in the referenced Schedule 13D had undergone a material change as a result of this consideration and evaluation of a going private transaction.

The Buyer Group respectfully advises the Staff that Mr. Li’s consideration and evaluation of a going private transaction with the Company between April and June 2016 was of a preliminary nature and, prior to June 6, 2016, Mr. Li and Parent had not formulated any plans or proposals to engage in any of the transactions enumerated in Item 4(a)-(j) of Schedule 13D as evidenced by the fact that (i) Mr. Li and Parent had not approached the Board of the Company regarding a potential going private transaction, and (ii) Mr. Li and Parent had not initiated any discussion with any other shareholders of the Company or any potential equity or debt financing sources, regarding a potential going private transaction. The meeting between representatives of Parent and representatives of Cleary on May 11, 2016 was held on a no-name basis and no company or transaction specific matters were discussed. Mr. Li and Parent formed the intent to enter into a going private transaction when they decided to execute the Proposal on June 6, 2016 and submitted it to the Board of the Company on the same day. Therefore, the Buyer Group is of the view that, prior to June 6, 2016, there had been no significant steps that demonstrated a specific plan or proposal that had been adopted. Accordingly no material change occurred that would trigger Mr. Li and Parent’s obligation to amend the disclosure in the existing Schedule 13D. In addition, the Buyer Group believes that premature disclosure (disclosure that Mr. Li and Parent were considering and evaluating the possibility of a going private transaction with the Company, without any intention having been formed) would have been misleading to public investors by inappropriately raising their expectation that a going private transaction was forthcoming, which was not accurate.

7.	Refer to page 22 and revise to explain who is Campbells and its role in the transaction.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on page 22 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee, page 26

8.	The Special Committee is not a filing person on Schedule 13E-3. Revise to include a procedural and substantive fairness determination produced by the Company. See Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on pages 26-30 of the Revised Proxy Statement.

9.	The Company must provide the factors it considered in support of its fairness determination. See Item 1014(b) of Regulation M-A and related Instruction 2. The Company may rely upon the analyses and conclusions produced by another party to the extent it expressly adopts those analyses and conclusions and such analyses and conclusions are disclosed and satisfy the disclosure standards enunciated in Instruction 2 to Item 1014 of Regulation M-A. See Question and Answer 20 in Exchange Act Release No. 17719 (April 13, 1981).

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on pages 26-30 of the Revised Proxy Statement.

10.	Revise the fourth paragraph of this section to clarify the fairness determination as it currently appears that the determination was made with respect to shareholders other than the Unaffiliated Security Holders.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on page 26 of the Revised Proxy Statement.

11.	Revise this section to provide the reasons for the merger and to disclose why the company is undertaking the transaction at this time. See Item 1013(c) of Regulation M-A.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on page 26 of the Revised Proxy Statement.

12.	Revise the ninth bullet point on page 27 to revise the reference to “extensive” price negotiations. Your disclosure elsewhere describes one request for a price increase and the Parent’s acceptance of that request.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on page 27 of the Revised Proxy Statement.

13.	Please revise your disclosure in the last bullet point on page 27 to address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated security holders given that the opinion addresses fairness with respect to holders of shares “other than Excluded Shares,” rather than all unaffiliated security holders.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on page 27 of the Revised Proxy Statement.

14.	Disclose what consideration, if any, the Special Committee gave to the results Duff & Phelps’s Premiums Paid Analysis, which appear to indicate that the premium obtained in the current transaction are lower than the premiums for going private transactions and for most measures of System and Application Software Change of Control transactions.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on page 30 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Ad visor, page 35

15.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis, or a cross-reference to them, and (ii) each information measure and transaction data measure used for each comparable company and comparable transaction used in the Selected Public Companies and Merger and Acquisition Transaction analyses.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on pages 39-44 of the Revised Proxy Statement.

16.	Disclose why Duff & Phelps appears not to have used its Premium Paid Analysis (page 27 in Duff & Phelps’s presentation to the Special Committee) given that the results appear to contradict its fairness opinion.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on page 45 of the Revised Proxy Statement.

Interests of Certain Persons in the Merger, page 49

17.	Disclose the proceeds to be received by each director and officer as a result of the transaction, including proceeds related to shares owned and options or any other award.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on page 54 of the Revised Proxy Statement.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Zhongchu Li, Beijing Shiji Information Technology Co., Ltd., Shiji (Hong Kong) Limited and eFuture CI Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86 10 6502 8687.

Very truly yours,

By: /s/ Fang Xue

Fang Xue

Gibson, Dunn & Crutcher LLP

Enclosures

cc: Denise Shiu (Cleary Gottlieb Steen & Hamilton LLP)

Exhibit A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 19, 2016 with respect to the Schedule 13e-3, File No. 005-82172 (the “Schedule 13e-3”) filed on September 30, 2016 by eFuture Holding Inc. and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13e-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

eFuture Holding Inc.

By	/s/ Yuanzhu Lu
Name:	Yuanzhu Lu
Title:	Director

Mr. Zhongchu Li

/s/ Zhongchu Li

Beijing Shiji Information Technology Co., Ltd.

By	/s/ Zhongchu Li
Name:	Zhongchu Li
Title:	Director

Shiji (Hong Kong) Limited

By	/s/ Zhongchu Li
Name:	Zhongchu Li
Title:	Director

eFuture CI Limited

By	/s/ Zhongchu Li
Name:	Zhongchu Li
Title:	Director

[Signature Page to Acknowledgment of Amendment No. 1 to 13e-3]